SEVENTH LEASE MODIFICATION AGREEMENT

AGREEMENT made as of March 1, 2000, by and between 60 EAST 42ND ST. ASSOCIATES, a co-partnership having its office at 60 East 42nd Street, New York, New York 10165 (hereinafter called "Landlord"), and LINCOLN BUILDING ASSOCIATES, a co-partnership having its office at 60 East 42nd Street, New York, New York 10165 (hereinafter called "Tenant").

W I T N E S S E T H:

WHEREAS, the parties are respectively the current landlord and tenant under that certain lease dated October 1, 1958, as modified by agreements dated January 1, 1964, as of January 1, 1977, as of April 1, 1979, as of April 1, 1981, as of April 1, 1982 and as of October 1, 1987 (the "Lease"), covering premises known as and by the street numbers 60 East 42nd Street and 301 Madison Avenue, New York, New York (the "Building"); and

WHEREAS, a modernization program is necessary to maintain the competitive position of the Building; and

WHEREAS, Landlord is willing to make funds available for improvements required by such program, and Tenant is willing to apply such funds, as agent for Landlord, to the making of such improvements, and to apply additional funds from the operation of the Building to pay for the balance of the costs of such improvements; and

WHEREAS, Landlord and Tenant desire to modify the Lease as hereinafter set forth.

NOW, THEREFORE, in consideration of mutual covenants herein contained, the parties hereto, intending to be bound, hereby agree as follows:

    Landlord and Tenant agree that improvements substantially as shown on Exhibit A attached hereto and made a part hereof constitute the modernization program (the "Improvement Program") referred to herein and shall be substantially made to the demised premises. All work performed by Tenant in furtherance of the Improvement Program shall be done as agent for Landlord and for the account of Landlord, and when completed, shall become the property of Landlord.

2. Landlord agrees to obtain a loan in the amount of $27,979,186.47 secured by a second mortgage (the "Second Mortgage") on the demised premises. Pursuant to the terms of the Second Mortgage, loan proceeds shall be advanced in stages. Advances of loan proceeds shall be deposited by Landlord in an interest-bearing money market or similar account and disbursed to Tenant upon submission of documents reasonably required by Landlord. For purposes of determining Additional Rent and Further Additional Rent, all interest earned on amounts so held by Landlord and disbursed to Tenant shall be treated as income of Tenant. In the event that the Second Mortgage proceeds are insufficient to pay for the entire cost of the Improvement Program, Tenant agrees the pay for the balance of such costs.

3. Paragraph 2A(ii) of the Lease is hereby deleted in its entirety and replaced by the following:

"(ii) Commencing on March 1, 2000, Tenant covenants to pay, in advance, on the first day of each month during the term of this Lease and any renewal term of this Lease, a basic rent (hereinafter called "Basic Rent") at an annual rate equal to (i) $24,000 plus (ii) the constant installment payments of interest and amortization (excluding any balloon principal payment due at maturity) payable during such year under all mortgages to which this Lease is subordinate pursuant to Paragraph 30 hereof. The Basic Rent shall be adjusted on a dollar-for-dollar basis by changes in the annual debt service on such mortgages. It is further understood and agreed that the amount of Basic Rent shall be adjusted upon a refinancing of any Mortgage (as defined in Paragraph 30), subject to and in accordance with the provisions of Paragraph 30."

4. Paragraph 13 of the Lease is hereby deleted in its entirety and replaced by the following:

"13. Tenant agrees that its rights hereunder are subordinate to:

    the mortgage(s) presently encumbering the demised premises; and
    any future mortgages placed on the demised premises provided that (a) the aggregate principal balance of all mortgages now or hereafter placed on the demised premises does not exceed $40,000,000 plus refinancing costs, (b) such new mortgages are made by an institutional lender on a non-recourse basis and (c) the proceeds of the loan(s) secured by any new mortgage(s) are (i) used to refinance the then existing mortgage(s) on the demised premises, (ii) pay refinancing costs in connection therewith and/or (iii) building improvements in connection with the demised premises.

(Each mortgage to which Tenant's rights hereunder are subordinate is hereinafter a "Permitted Mortgage"). Tenant agrees to execute, upon demand, any documents required to evidence such subordination. Tenant further agrees that it will not do or suffer to be done any act upon the demised premises which will violate any of the terms of any Permitted Mortgage or the obligations secured thereby."

5. Subject to the provisions of Paragraph 2 hereof, any costs, fees and expenses incurred in connection with the execution of this Agreement or the completion of the transactions contemplated herein, shall be paid from proceeds advanced under the Second Mortgage. Any such costs, fees, and expenses paid by Tenant from sources other than the loan secured by the Second Mortgage may be deducted in the year expended in calculating Tenant's net income for purposes of determining Additional Rent and Further Additional Rent under the Lease.

6. Paragraph 30 of the Lease is hereby deleted in its entirety and replaced by the following:

"30. For the purpose of this Paragraph 30, the term "Mortgage" shall mean any fee mortgage to which the Lease is subordinate under the provisions of Paragraph 13 of this Lease, and the term 'refinancing' shall include any consolidation, modification, renewal, extension or replacement thereof. In the event that there shall be one or more refinancings of any Mortgage or in the event that the monthly debt service payments under any Mortgage shall be adjusted pursuant to the terms thereof, the annual Basic Rent will be modified to equal to the sum of TWENTY-FOUR THOUSAND DOLLARS ($24,000.00) plus an amount equal to the constant installment payments for interest and amortization (not including any balloon principal payment due at maturity) required annually under all Mortgages."

7. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed thereto in the Lease.

    Except as herein modified and as otherwise agreed between Landlord and Tenant, the Lease shall remain in full force and effect, and the parties hereby ratify and confirm all of the other terms, covenants and conditions thereof.
    This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives, successors and assigns.

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands as of the day and year first above written.

Landlord:

60 EAST 42ND ST. ASSOCIATES

By : /s/ Thomas N Keltner

Name: Thomas N. Keltner, Jr.

Title: Partner

Tenant:

LINCOLN BUILDING ASSOCIATES

By : /s/ Peter L. Malkin

Name: Peter L. Malkin

Title: Partner

Exhibit A

Lincoln Building - 60 East 42nd Street

Building Improvement Program

Project/Item	Budget
Elevator system modernization	$ 2,800,000
Elevator cab replacement	625,000
New concierge desk	285,000
Public corridors and elevator lobbies upgrades	4,234,000
New public bathrooms	3,196,000
Lobby retail arcade upgrades, new awning & displays	95,000
Façade renovation	750,000
New marketing center	500,000
New conference center	300,000
Law library upgrades	375,000
New cardkey & security system	130,000
Roof & parapet replacements	1,545,000
Water riser replacement	2,353,000
New stairwell lighting & signage	150,000
Misc. electrical & mechanical system upgrades	685,000
Window replacement	4,000,000
HVAC in corridors	3,000,000
Misc. HVAC upgrades	290,000
ACM abatement and re-insulation	621,000
Misc. plumbing upgrades	205,000
Class "E" upgrade	150,000
Mortgage taxes and loan soft costs	1,115,000
Contingency	500,000
Total	27,904,000